EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Immediate Supplementary Report - Cancellation of Labor Dispute at Pelephone

Further to the Company's immediate report of November 6, 2014, a supplementary report is hereby provided that on November 27, 2014, the Company was notified by its subsidiary, Pelephone Communications Ltd. ("Pelephone") that a collective agreement had been signed the same day between Pelephone and the New General Federation of Labor and Pelephone's workers committee, in connection with the voluntary retirement of several dozen employees for 2014 (the "Collective Agreement"). This included cancellation of the entire content of the labor dispute declaration that was issued on November 6, 2014. It is noted that the financial implications of the Collective Agreement have no material effect on Pelephone and the Company.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.